                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):
|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

|_|   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 0-28191



     eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P. AND
                                 ITS AFFILIATES
                            (Full title of the plan)


                                  eSPEED, INC.
                             One World Trade Center
                                   103rd Floor
                            New York, New York 10048

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)
eSpeed, Inc. Deferral Plan For Employees Of Cantor Fitzgerald, L.P. And Its Affiliates Index to Financial Statements

                                                                        Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Plan Benefits                  3

   Statement of Changes in Net Assets Available for Plan Benefits        4

   Notes to Financial Statements                                        5-9

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes                      10

   Schedule of Nonexempt Transactions                                   11

                      [Letterhead of Deloitte & Touche LLP]



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

We have audited the accompanying statements of net assets available for plan benefits of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), formerly the Cantor Fitzgerald Deferral Plan, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the 2000 and 1999 financial statements include securities valued at $23,895,284 (41% of net assets) and $14,418,628 (23% of net assets), respectively, whose values have been estimated by Wells Fargo, the trustee for the Plan, in the absence of readily ascertainable market values. We have examined the procedures used by the trustee in arriving at its estimate of the value of such securities and have inspected underlying documentation, including audited financial statements of each investment fund, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for such securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 26, 2001
New York, New York
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                               2000                   1999
                                                           -------------          ------------
ASSETS:
  Investment securities (at fair value):
    Wells Fargo Treasury Plus Instl. Money Market Fund      $ 13,013,875           $          -
    Wells Fargo S&P 500 Stock Fund                             7,782,718             10,982,461
    Janus Overseas Fund                                        7,581,851              8,803,499
    Dreyfus Appreciation Fund                                  5,826,202              8,731,793
    Janus Balanced Fund                                        5,181,221              6,307,266
    Fidelity Advisor Growth Opportunity Fund                   5,105,561             10,340,699
    Wells Fargo S&P MidCap Stock Fund                          3,062,667              3,436,167
    Putnam New Opportunities Fund                              2,550,776                      -
    Janus Enterprise Fund                                      1,696,366                      -
    PIMCO Total Return Fund                                    1,543,766              2,193,120
    Franklin Small Cap Growth Fund                             1,312,986                      -
    WF Russell 2000 Index Fund                                    36,023                      -
    Stagecoach Treasury Plus Money Market Fund                         -             10,361,163
    Westcore Small Cap Opportunity Fund                                -                586,663
                                                           -------------          -------------

           Total investment securities                        54,694,012             61,742,831
                                                           -------------          -------------

  Receivables:
    Loans receivable                                           1,650,433              1,782,186
    Participant contributions                                  1,075,138                      -
    Employer contributions                                       220,432                      -
                                                           -------------          -------------

           Total receivables                                   2,946,003              1,782,186
                                                           -------------          -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $  57,640,015          $  63,525,017
                                                           =============          =============


See accompanying notes to financial statements.

eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2000
--------------------------------------------------------------------------


ADDITIONS:
  Net depreciation in fair value of investments             $ (7,307,987)
  Interest and dividend income                                 3,653,429
  Participant contributions                                    6,069,642
  Employer contributions                                         220,432
                                                            ------------

           Total net additions                                 2,635,516

DEDUCTIONS:
  Distributions to participants                                8,520,518
                                                            ------------

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS                 (5,885,002)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                           63,525,017
                                                            ------------

  End of year                                               $ 57,640,015
                                                            ============


See accompanying notes to financial statements.

eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.    SUMMARY OF PLAN

      The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the Plan), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is co-sponsored by Cantor Fitzgerald, L.P.
      (CFLP) and eSpeed, Inc. (eSpeed or the Company).

      Eligibility - All full-time employees of CFLP and eSpeed, as well as their participating domestic affiliates (collectively referred to as the Company) are eligible to participate in the Plan upon hire and reaching the age of twenty-one, except for non-resident aliens and those who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

      Participant Contributions - The maximum deferral amount under the Plan that could be elected is the lower of 20% of salary or a certain statutory limit ($10,500 in 2000), which may be adjusted in future years for cost of living adjustments pursuant to Internal Revenue Code section 402(g)(5). In addition, there are other limitations set forth in the Internal Revenue Code section 401(k), which the Plan must satisfy. Deferrals exceeding the limit will be refunded to the participants. There were no deferrals in excess of Internal Revenue Code limitations related to the 2000 plan year.

      Forfeitures - Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participant's matching contribution account is fully vested. The unvested portions are forfeited and applied to such future matching contributions at the discretion of the Company.

      Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service, one-third being earned each year.

      Participant Accounts - The deferred portion of compensation is deposited by the Company into the participant's separate account and is invested in the fund(s) selected by the participant. The participant's account is adjusted monthly to reflect income, loss and expenses of the fund(s) in which the Plan's assets are invested.

      Payments of Benefits upon Termination of Service - Payment of benefits will begin as soon as practicable following normal retirement age (59 1/2) or disability. Participants may elect to defer receipt until a later date but not later than the April 1st following the calendar year in which the participant attains age 70 1/2.

      Distributions - For reason other than retirement, death or disability, the participant's account balance will be distributed as soon as practicable after termination. If a participant's account balance is more than $3,500, no distribution will be made prior to normal retirement age without the written participant's consent.

      Loans to Participants - Plan participants may borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant's account balance. Interest on outstanding loans is charged at a fixed rate, as determined by the plan administrator, which may not be less than a commercial bank's prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence. Effective April 1, 2000, participants requesting new loans are limited to having only two outstanding loans at any one time. At December 31, 2000 and 1999, there were no loans in default.

      Plan Termination - Although it has not expressed any intent to do so, the Company is free to discontinue its sponsorship of the Plan and terminate the Plan at any time subject to the provisions of ERISA. In the event the plan is terminated, employees will become 100% vested in their participant accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The Plan's financial statements have been prepared using accounting principles generally accepted in the United States of America.

      Benefit Payments to Participants and Beneficiaries - Benefits are recorded when disbursed.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

      Risks and Uncertainties - The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits and changes therein.

      Investment Valuation - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments that do not have readily ascertainable market values have been estimated by Wells Fargo, the trustee for the plan. Loan receivables are stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

      Investment Options - All investment options are participant-directed. The Plan administrator made certain changes to the investment options available in 2000. The Stagecoach Treasury Plus Money Market Fund and Westcore Small Cap Opportunity Fund were no longer available for participants in 2000. The new fund choices for 2000 available to the participants under the Plan include the following list of funds - Putnam New Opportunities Fund, Wells Fargo Treasury Plus Instl. Money Market Fund, Franklin Small Cap Growth Fund, WF Russell 2000 Index Fund and Janus Enterprise Fund. The following descriptions have been extracted from the individual funds' prospectuses. Each individual fund's prospectus contains a more complete description.

            The Wells Fargo Treasury Plus Instl. Money Market Fund seeks current income, while preserving capital and liquidity. The fund invests primarily in obligations, including repurchase agreements, issued or guaranteed by the U.S. Treasury.

            The Wells Fargo S&P 500 Stock Fund seeks to provide total returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Index.

            The Janus Overseas Fund normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the fund intends to invest substantially all of its assets in securities of issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries and even a single country.

            The Dreyfus Appreciation Fund is invested mainly in common stocks of domestic and foreign issuers and debt securities of foreign governments. The fund focuses on "blue-chip" companies with total market values of more than $5 billion.

            The Janus Balanced Fund invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This fund normally invests at least 25% of its assets in fixed-income securities.

            The Fidelity Advisor Growth Opportunity Fund is invested primarily in common stocks and securities convertible into common stocks. The fund strives to maintain a 30% to 60% core of traditional growth stocks. Around this core of growth stocks are undervalued securities, cyclicals, foreign securities and bonds.

            The Wells Fargo S&P MidCap Stock Fund seeks to provide total returns comparable to the returns of the S&P MidCap 400 Index by investing in the same stocks and in substantially the same percentages as the S&P MidCap 400 Index.

            The Putnam New Opportunities Fund is invested in companies in industry groups that may offer above-average growth potential over the next three to five years. The portfolio ranges from small, rapidly growing companies to larger well-established firms, as well as newer issues.

            The Janus Enterprise Fund Invests primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

            The PIMCO Total Return Fund is invested primarily in corporate bonds, U.S. government securities, mortgage-backed securities and money market instruments with an average duration between three and six years.

            The Franklin Small Cap Growth Fund invests primarily in equity securities of companies demonstrating accelerating growth, increasing profitability, or above-average growth or growth potential as compared with the overall economy.

            The WF Russell 2000 Index Fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Russell 2000 Index. The fund is an index fund that invests in the equity securities of companies that comprise the Russell 2000 Index. The index is designed to measure the aggregate performance of the stocks of mid-sized U.S. companies.

            The Stagecoach Treasury Plus Money Market Fund is invested in money market instruments, including commercial paper, negotiable certificates of deposit and banker's acceptances, repurchase agreements, U.S. government obligations, short-term, U.S. dollar denominated debt obligations of U.S. branches of foreign banks and foreign branches of U.S. banks, and shares of other money market funds.

            The Westcore Small Cap Opportunity Fund invests primarily in small companies, both domestic and international, whose stocks appear to be undervalued.

      Related Party Transactions and Expenses - Certain officers and employees of CFLP who are participants in the Plan perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

      In addition, some of the Plan's assets are invested in the Wells Fargo S&P 500 Stock Fund, Wells Fargo Treasury Plus Instl. Money Fund and the Wells Fargo S&P MidCap Stock Fund. These funds, as part of the Wells Fargo Collective Investment Funds, are managed by Wells Fargo Bank, an affiliate of Wells Fargo's Institutional Investments Group, the Plan's trustee, custodian and recordkeeper. Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with U.S. Department of Labor Prohibited Transaction Exemptions.

      New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement as amended, is effective for fiscal years beginning after June 15, 2000. On January 1, 2001, the Plan adopted SFAS No. 133 and amendments. The adoption did not have a material impact on the Plan's financial statements.

3.    TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed CFLP by letter dated July 8, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    INVESTMENTS

      The Plan had the following investments, which represented 5 percent or more of the Plan's net assets at either December 31, 2000 or 1999, respectively:

                                                                        Fair Value
                                                                2000                 1999
                                                                ----                 ----
Wells Fargo S&P 500 Stock Fund                              $ 7,782,718         $ 10,982,461
Stagecoach Treasury Plus Money Market Fund                            -           10,361,163
Fidelity Advisor Growth Opportunity Fund                      5,105,561           10,340,699
Janus Overseas Fund                                           7,581,851            8,803,499
Dreyfus Appreciation Fund                                     5,826,202            8,731,793
Janus Balanced Fund                                           5,181,221            6,307,266
Wells Fargo S&P MidCap Stock Fund                             3,062,667            3,436,167
Wells Fargo Treasury Plus Instl. Money Market Fund           13,013,875                    -



      At December 31, 2000 and 1999, the Plan had certain investments valued at $23,895,284 (41% of net assets) and $14,418,628 (23% of net assets), respectively. These values have been estimated by Wells Fargo, the trustee for the Plan, in the absence of readily ascertainable market values. During the year ended December 31, 2000, those investments appreciated in value by $125,326.

5.    SUBSEQUENT EVENTS

      In December 2000, the Plan was amended to allow eligible participants to invest in eSpeed's Class A common stock (the eSpeed Stock Fund). In addition to the election by eligible participants to contribute to the eSpeed Stock Fund, the Company matches contributions to this fund annually with up to $3,000 of the Company's Class A common stock per participant. In 2001, eSpeed contributed 14,050 shares of its Class A common stock valued at $220,432 relating to employee contributions to the eSpeed Stock Fund for the year ended December 31, 2000.

6.    NONEXEMPT TRANSACTIONS

      Certain nonexempt transactions between the Plan and the Company have been identified and are listed in the respective supplemental schedule.


                                     ******
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2000
--------------------------------------------------------------------------------


     Description                                                          Shares               Value
*    Wells Fargo S&P 500 Stock Fund                                       150,740        $  7,782,718
     Fidelity Advisor Growth Opportunity Fund                             149,504           5,105,561
     Janus Overseas Fund                                                  285,676           7,581,851
     Dreyfus Appreciation Fund                                            135,682           5,826,202
     Janus Balanced Fund                                                  243,937           5,181,221
*    Wells Fargo S&P MidCap Stock Fund                                     81,002           3,062,667
     PIMCO Total Return Fund                                              148,582           1,543,766
     Putnam New Opportunities Fund                                         43,514           2,550,776
*    Wells Fargo Treasury Plus Instl. Money Market Fund                13,013,875          13,013,875
     Franklin Small Cap Growth Fund                                        33,384           1,312,986
*    WF Russell 2000 Index Fund                                             3,421              36,023
     Janus Enterprise Fund                                                 31,845           1,696,366
     Participant loans                                                          -           1,650,433
                                                                                         ------------

     Total Assets Held for Investment Purposes                                           $ 56,344,445
                                                                                         ============


*    Represents party-in-interest
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

SCHEDULE OF NONEXEMPT TRANSACTIONS
For the year ended December 31, 2000
--------------------------------------------------------------------------------

                                                               DESCRIPTION OF TRANSACTIONS,
                                                                    INCLUDING MATURITY
                                 RELATIONSHIP TO PLAN             DATE, RATE OF INTEREST,             INTEREST
       IDENTITY OF                EMPLOYER OR OTHER                COLLATERAL AND PAR OR        AMOUNT         INCURRED
     PARTY INVOLVED               PARTY IN INTEREST                   MATURITY VALUE            LOANED         ON LOAN
     --------------               -----------------                   --------------            ------         -------
Cantor Fitzgerald, L.P.                Sponsor                   Lending of money from the      $187,329       $     69
                                                                   Plan to the employer
                                                                 (contributions not timely
                                                                 remitted to the Plan), as
                                                                         follows:
                                                                      Deemed loan dated
                                                                  January 23, 2001, matured
                                                                January 25, 2001, at interest
                                                                 rate based on the Company's
                                                                 incremental borrowing rate
                                                                      (due to delays in
                                                                 transmitting contributions
                                                                   to the Plan Custodian)

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
                                      CANTOR FITZGERALD, L.P. AND ITS AFFILIATES


                      By: Administrative Committee of eSpeed, Inc. Deferral Plan
                                        for Employees of Cantor Fitzgerald, L.P.
                                       and its Affiliates, as Plan Administrator


                                                   By: /s/ Frederick T. Varacchi
                                                       -------------------------
                                                    Name:  Frederick T. Varacchi
                               Title:  Member of the Administrative Committee of
             eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P.
                                       and its Affiliates, as Plan Administrator



      Date: June 28, 2001

                                  EXHIBIT INDEX



      Exhibit No.          Description
      -----------          -----------

      23                   Consent of Deloitte & Touche LLP.